Exhibit 99.1

Evogene Announces Amendment to Bayer Wheat Agreement to
Focus on Discovery of Novel Genomic Promoters

Rehovot, Israel – July 24, 2014 – Evogene Ltd. (NYSE, TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed and biofuel industries, today announced an amendment to the remaining work plan under its collaboration with Bayer CropScience LP (Bayer) for improved wheat. Pursuant to the amended work plan, Evogene will shift from discovery of additional genes and SNP’s to discovery of novel genomic promoters.

Genomic promoters are segments of DNA that when used with appropriate genes are an essential component of improving seed trait efficacy by determining the expression pattern for the genes in the plants.  This pattern includes not only the level of expression of the gene, but also many other key related factors such as the timing or location of the expression.

The original collaboration agreement between Bayer and Evogene was signed in December 2010 focusing on the discovery of novel genes for the improvement of wheat yield, nitrogen use efficiency, and abiotic stress tolerance. Under the collaboration to date, Evogene has utilized its ATHLETETM computational discovery capabilities to discover and provide Bayer with a large number of candidate genes for potential continued development in Bayer’s wheat pipeline and commercialization under previously agreed milestone payments and royalty bearing licenses from Evogene.

Under the amended agreement, Evogene will continue in close teamwork with Bayer to utilize its ATHLETETM discovery platform but will shift the focus from the discovery of additional genes and SNPs to identifying novel genomic promoters.

“The amendment reflects a growing realization in the industry that the efficacy of a seed trait depends not only on the presence of the gene of interest, but on its optimization with other factors including how the gene is expressed in the plant. As such, selecting the most appropriate promoters that control the expression of the gene of interest is crucial to the successful development of the desired trait in the plant,” said Ofer Haviv, Evogene President and CEO. “As part of the amended work plan, Evogene is looking to identify tens of promoters that will enhance the probability of success of genes in Bayer’s wheat pipeline.”

For additional information, please see Evogene’s 6K filing with the US Securities and Exchange Commission.

About Evogene Ltd
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop quality, productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease), in key crops as corn, soybean, wheat and rice. In addition, Evogene has earlier stage operations in agriculture chemicals and seeds for second generation feedstock for biodiesel. For more information, please visit: www.evogene.com

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +972-54-2288039
karen.mazor@evogene.com